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                                             File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND POWER COMPANY

                              AND

                  NEW ENGLAND ELECTRIC SYSTEM

           (Names of companies filing this statement)


                       25 Research Drive
                Westborough, Massachusetts 01582

            (Address of principal executive offices)



                  NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)








John G. Cochrane                   Robert K. Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)
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Item 1.  Description of Proposed Transactions
---------------------------------------------

     New England Electric System (NEES) was created under the laws of The Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated January 1, 1926, as amended, and is registered as a holding company under the Public Utility Holding Company Act of 1935 (the Act). New England Power Company (NEP)is a subsidiary of NEES, with NEES holding all of the issued and outstanding common stock of NEP, consisting of 6,449,896 shares. NEP has preferred stockholders, some of whom have voting power. However, NEES holds 99.71% of the voting interest in NEP.

     As a result of the changes in the nature of the electric utility industry through the spread of wholesale and retail competition and the passage of legislation at the state level, NEP and another subsidiary of NEES have contracted to sell their nonnuclear generating business to USGen New England, Inc. The sale is expected to be consummated September 1, 1998. Upon consummation of the sale, NEP will have a large amount of cash holdings. For the reasons described below, NEP would like to buyback a portion of its common stock from NEES in order to maintain a balanced capital structure.

     NEP's current capital structure consists of (i) $648 million or 38 percent long-term debt; (ii) $40 million or 2 percent preferred stock; and
(iii) $999 million or 59 percent common equity.

     Upon completion of the sale of NEP's nonnuclear generating business, NEP will receive approximately $1.59 billion plus certain reimbursements (approximately $160 million). NEP would use a portion of such proceeds to defease its mortgage bond obligations, to retire other debt and preferred stock of NEP, to pay state and Federal taxes, and to pay for other transactions associated with the divestiture. However, a large portion of the proceeds would be left at NEP. In order to keep NEP's capital structure balanced, and since NEP only has unappropriated retained earnings of approximately $400 million, NEP needs the ability to reduce its common equity through stock repurchases.

      Therefore, NEP seeks authorization hereunder to buyback from NEES, in one or more separate transactions, from time to time, but not later than December 31, 2000, up to 5 million common shares. The proposed buyback of NEP common stock from NEES would be at the then book value of such shares.

     NEES currently has $380 million of short-term debt outstanding. Funds from the proposed buyback would enable NEES to eliminate existing debt at the holding company level. After payment of debt, NEES would hold the cash received from the proposed buyback of NEP common shares pending utilization for funding a continuing buyback program of NEES common shares or other appropriate investments.

     Narragansett Energy Resources Company (NERC), a subsidiary of NEES, became an exempt wholesale generator (EWG) in preparation of the sale of the stock of NERC as part of the sale of nonnuclear generation assets. Upon the closing of the nonnuclear generation asset sale, the NERC stock will no longer be held by a NEES company. After such sale, neither NEES, nor NEP, nor any subsidiary thereof will have any ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the 1935 Act. Additionally, neither NEES, nor NEP, nor any subsidiary thereof will be a party to, nor have any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and its subsidiaries shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings.
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Item 2.  Fees, Commissions and Expenses
---------------------------------------

     The estimated fees and expenses in connection with the proposed buyback of NEP common stock include incidental services in connection with the transactions to be performed by New England Power Service Company (a wholly owned subsidiary of NEES) (the Service Company) at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to
Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated to be approximately $2,000.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     The proposed buyback by NEP of its common stock from NEES is subject to Sections 9(a), 10, and 12 of the Act.

     For the purposes of Rule 54, NEES satisfies the requirements of Rule 53(a) and Rule 53(b). Therefore, Rule 53(c) is not applicable.

Item 4.  Regulatory Approval
----------------------------

     No action by any state commission or Federal commission (other than the Securities and Exchange Commission) is necessary to carry out the proposed transaction.

Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that this statement become effective and be granted on or before September 21, 1998, or as soon thereafter as possible.

     The Company (1) does not request a recommended decision by a hearing officer, (2) does not request a recommended decision by any other responsible officer of the Commission, (3) hereby specifies that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (4) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
------------------------------------------

     (a)  Exhibits

          A-1 Articles of Organization as amended through June 27, 1987, and By-laws of NEP, as amended December 12, 1997, incorporated herein by reference to Exhibit 3 to the NEP 1997 Form 10-K filed on March 31, 1998.

          A-2 Agreement and Declaration of Trust dated January 2, 1926, as amended through April 23, 1992, incorporated herein by reference to Exhibit 3 to the NEES 1997 Form 10-K filed on March 31, 1998.

         *     F                   Opinion of Counsel

          H    Proposed Form of Notice

     (b)  Financial Statements

          1-A Balance Sheets of NEES (Parent Company only) and NEP at June 30, 1998, Actual and *Pro Forma

          1-B Statements of Income and Retained Earnings for NEES (Parent Company only) and NEP for twelve months ended June 30, 1998, Actual and *Pro Forma

          2-A Consolidated Balance Sheet of NEES at June 30, 1998, Actual and *Pro Forma

          2-B Statement of Consolidated Income for NEES for twelve months ended June 30, 1998, Actual and *Pro Forma

          27   Financial Data Schedules for NEES and NEP

          Since the date of the Balance Sheets, there have been no material changes which were not in the ordinary course of business.

     * To be filed by amendment. Pro Formas reflecting the sale of the nonnuclear generation assets are not yet available.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
-------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Application/ Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officers thereunto duly authorized by each such Company.


                               NEW ENGLAND ELECTRIC SYSTEM
                               NEW ENGLAND POWER COMPANY


                                    s/John G. Cochrane
                               By
                                  John G. Cochrane, Treasurer






Date:  August 21, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.